

Mail Stop 4631

August 3, 2017

<u>Via E-Mail</u>
Christopher Cossins
Director, Principal Executive Officer
Linde plc
The Priestley Centre
10 Priestley Road
The Surrey Research Park
Guildford
Surrey GU2 7XY
United Kingdom

  Re: Linde plc
    Amendment No. 2 to Registration Statement on Form S-4
    Filed July 28, 2017
    File No. 333-218485

Dear Mr. Cossins:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 20, 2017 letter.

<u>Management's Discussion and Analysis of Financial Condition and Results . . ., page 327</u>

<u>Non-GAAP Financial Measures, page 373</u>

1. As previously requested in comment 18 in our letter dated July 20, 2017, and comment 53 in our letter dated June 29, 2017, please present an after tax return on capital percentage that is calculated using US GAAP amounts from the face of your consolidated financial statements. Specifically, the calculation of after tax return on capital percentage using US GAAP amounts would use net income as the numerator rather than an adjusted net income amount for the numerator.

Management's Discussion and Analysis of Financial Condition and Results . . ., page 405

Consolidated Results of Operations, page 413

2.   Please expand your analysis of total comprehensive income / (loss) for all periods presented to explain why you recognized gains from your net investment hedges in the United Kingdom and/or the United States.

Index to Linde AG Group Financial Statements, page F.3-1

[1] Basis of preparation and accounting policies, page F.3-11

3.   We note that you have changed your conclusion regarding the settlement of the LTIP from equity to cash settle with a €15 million reclassification from capital reserve to liabilities. Please provide us with a comprehensive analysis of the impact of this change in settlement on your accounting for the LTIP with specific references to the guidance in IFRS 2 that supports your accounting.

Exhibit 8.01

4.   We note that you have provided a form of the tax opinion for our review in response to comment 27. Please file an executed opinion before you request acceleration of the effectiveness of your registration statement. See Section III.D.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

        You may contact Tracey Houser (Staff Accountant) at 202-551-3736 or Terence O'Brien (Accounting Branch Chief) at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or me at 202-551-3754 with any other questions.

                                        Sincerely,

                                        /s/ Asia Timmons-Pierce, *for*

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

cc: Keith A. Pagnani, Esq.
        Sullivan & Cromwell LLP